Exhibit 99.1

OPC ENERGY LTD.

Report of the Board of Directors regarding the Company’s Matters for the Three‑Month Period Ended March 31, 2020

The Board of Directors of OPC Energy Ltd. (hereinafter – “the Company”) is pleased to present herein the Report of the Board of Directors regarding the activities of the Company and its investee companies, the financial statements of which are consolidated with the Company’s financial statements (hereinafter – “the Group”), as at March 31, 2020 and for the three-month period then ended, in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970 (hereinafter – “the Reporting Regulations”).

The review provided below is limited in scope and relates to events and changes in the state of the Company’s affairs during the period of the Report that have a material effect on the data included in the interim financial statements and on the data in the Description of the Company’s Business, and is presented based on the assumption that the reader has access to, among other things, the Directors’ Report and the financial statements for the year ended December 31, 2019, which were attached to the Company’s Periodic Report for 2019 which was published on February 27, 2020 (Reference No.: 2020-01-016870), (hereinafter – “the Consolidated Financial Statements” and “the Periodic Report for 2019”, respectively)1. The information included in the Periodic Report and the Consolidated Financial Statements is included herein by reference.

As at March 31, 2020, there are no warning signs, as defined in Regulation 10(B)(14) of the Reporting Regulations, that require the Company to publish a report of projected cash flows.

It is noted that in accordance with the condensed interim separate‑company information (Regulation 38D), as at March 31, 2020, the Company has a deficit in the working capital, in the amount of about NIS 1.5 million. The Company’s Board of Directors made an analysis of the circumstances and determined that the existence of the deficit in the Company’s working capital, as stated, does not indicate a liquidity problem in the Company, taking into account, among other things, the amount thereof and the fact that the said deficit stems from short‑term loans, in the amount of NIS 219 million, that were repaid subsequent to the date of the Report. According to the examination of the Board of Directors, the Coronavirus crisis (as described in Section 2 below), did not impact the said deficit in the working capital. It is noted that subsequent to the date of the Report, the Company issued debentures (Series B) as stated below. The above‑mentioned information contains “forward‑looking” information as defined in the Securities Law, 1968 (“the Securities Law”) which is based on the Company’s estimates regarding liquidity. The actual data could be significantly different than the said estimate if there is a change in one of the risk factors that were taken into account when making these estimates.

Presented together with this Report are the consolidated interim financial statements as at March 31, 2020 (hereinafter – “the Interim Statements”) and on the assumption that this Report is read together with all the said report parts, which are presented herein by reference. In certain cases, details are provided regarding events that took place after the date of the financial statements and shortly before the publication date of the Report. The materiality of the information included in this Report was examined from the point of view of the Company. Occasionally, an additional detailed description has been provided in order to give a comprehensive picture of the issue at hand. The interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) and in accordance with the provisions of Part D of the Securities Regulations (Periodic and Immediate Reports), 1970.

It is emphasized that the description in this Report contains “forward‑looking” information, as defined in the Securities Law. Forward-looking information is uncertain information relating to the future, including projections, assessments, estimates or other information relating to a future matter or event, the realization of which is uncertain and/or outside the Company’s control. The forward‑looking information included in this Report is based on information or assessments existing in the Company as at the publication date of this Report.

This Directors’ Report has not been audited or reviewed by the Company’s auditing CPAs.

[1]
It is noted that in some of the cases an additional description was provided in order to present a more comprehensive picture of the matter being addressed. References to Immediate Reports in this Report include the information included in the said Immediate Reports by means of reference.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs

1.	General

The Company is a public company the securities of which are listed for trade on the Tel Aviv Stock Exchange Ltd. (hereinafter – “the Stock Exchange”).

As at the date of the Report, the Company is engaged, by itself and through a number of subsidiaries, in one reportable business segment – the generation and supply of electricity. As part of this area of activities, the Company is engaged in generation of electricity and supply thereof to private customers and to Israel Electric Company (hereinafter – “the Electric Company” or “IEC”), including in initiation, development, construction and operation of power plants and facilities for generation of energy.

Brief description of the Group, its business environment and its areas of activity

1.
As at the date of the Report, the Company’s activities with respect to generation and supply of electricity concentrate on generation of electricity using conventional and cogeneration technologies, and the Company is also endeavoring to construct an open‑cycle power station using conventional technology (a “Peaker” plant). As at the date of the report the Company owns two power plants: the Rotem Power Plant, which is owned by OPC Rotem Ltd. (“Rotem”), which is held by the Company (80%) and by an additional shareholder (20%), which utilizes conventional generation technology and has an installed capacity of about 466 megawatts; and the Hadera Power Plant, which is owned by OPC Hadera Ltd. (“Hadera”), which is currently in the test‑run stages and is planned to operate using cogeneration technology, with an installed capacity of about 148.5 megawatts. Hadera also owns the Energy Center, which has an installed capacity of about 17.9 megawatts and which up to the date of the commercial operation date of the Hadera Power Plant supplies all of the steam consumption and part of the electricity consumption of Hadera Paper Mills Ltd. (hereinafter – “Hadera Paper”), which is located adjacent to the Hadera Power Plant (the balance of the electricity needs of Hadera Paper is supplied by Rotem). In addition, the Company wholly owns Zomet Energy Ltd. (“Zomet”), which is taking action to construct a power plant running through use of natural gas with conventional technology in an open cycle (a “Peaker” plant), having a capacity of about 396 megawatts located proximate to the Plugot intersection, in the area of Kiryat Gat, under Regulation 914 of the Electricity Authority.

2.
Due to the spread of the Coronavirus (COVID‑19) in the period of the Report and thereafter, movement (traffic) restrictions and restrictions on business activities were imposed by the State of Israel and countries throughout the world. In addition, the said Coronavirus crisis has caused, among other things, uncertainty and instability in the Israeli and global financial markets and economy. The operations of the Company’s active power plants, Rotem Power Plant and the Energy Center are continuing in the “restrictions’ period” as a result of their being “essential enterprises” while safeguarding the work teams and taking precautionary measures in order to prevent outbreak and spreading of the infection at the Company’s sites. As at the date of the Report, the Coronavirus crisis had not had a significant impact on the Company’s results and activities. In light of the uncertainty regarding the duration of the crisis, the intensity thereof and its impacts on the markets and factors relating the Company’s activities (such as, employees, significant customers, significant suppliers, lenders, etc.), as well as regarding the measures that will be taken by governments and central banks, as at the date of the Report, the Company is not able to accurately or fully estimate the impacts of the Coronavirus crisis on the Company. Spread of the virus and infections at the Company’s power plants and other sites, continuation of the Coronavirus crisis for an extended period, a significant impact of the Coronavirus crisis on main suppliers (such as, suppliers of natural gas, construction and maintenance contractors, etc.) or the Group’s main customers, could have an unfavorable impact on the Company’s activities and results, as well as on its ability to complete construction projects on time or at all and/or on its ability to execute future projects. Regarding the impacts of the Coronavirus crisis on the Company – see Sections 3, 4 and 5 below, the Section addressing the Company’s revenues (Section 6) and Note 1 to the interim financial statements.

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

Brief description of the Group, its business environment and its areas of activity (Cont.)

3.
As at March 31, 2020, construction of the generation units of the power plant being constructed by Hadera (“the Hadera Power Plant”) was completed, and the Company had commenced the test‑run of the Hadera Power Plant, which was underway as at the publication date of the Report. Taking into account the delays that were experienced in construction of the Hadera Power Plant as a result of, among other things, defective components found, the actions required to repair and/or replace the said components and the actions necessary to complete the test‑run stage, in the Company’s estimation the commercial operation date of the Hadera Power Plant is expected to take place in June 2020[2]. As at March 31, 2020, the total investments in the power plant under construction and the infrastructures of Hadera (including the Energy Center) amounted to about NIS 854 million[3]. For purposes of the commercial operation, Hadera is required to obtain a permanent generation license and a supply license.

It is noted that in March 20204, the Hadera construction contractor gave notice that, taking into the quarantine instructions and restrictions on entry into Israel due to spread of the Coronavirus (COVID 19), to the extent arrival of a foreign technical team is necessary in order to perform of certain actions required to complete the acceptance tests of the Hadera Power Plant, commercial operation of the Hadera Power Plant could be delayed beyond June 2020. As at the publication date of this Report, there are delays in arrival of equipment as well as arrival of a foreign technical team required for completion of the stage of the acceptance tests of the Hadera Power Plant. The Company expects that the commercial operation date of the power plant will be in June 2020, however in light of the restrictions described, the said commercial operation date could be delayed even beyond June 2020.

In March 2020 the Electricity Authority approved Hadera’s request to extend the commercial operation date by 12 months (up to March 2021). Extension of the commercial operation date was approved together with realization of the bank guarantee provided by Hadera, in the amount of NIS 1.2 million. After realization of the guarantee, Hadera provided a substitute bank guarantee as required by its conditional generation license, in the same amount. In addition, regarding Hadera’s request to the lenders in Hadera’s financing agreement to extend the final date for commercial operation stipulated in Hadera’s financing agreement up to the end of June 2020, in March 2020, Hadera’s lenders approved Hadera’s said request.

[2]
For details regarding the arrangements provided as part of Hadera’s agreements with its customers in connection with delays in the commercial operation date stated in the agreements with them, including provision of a discount by the Company in the delay period – see Section 8.5.1.2 of Part A of the Periodic Report for 2019 and Notes 25A and 25D to the consolidated financial statements.

[3]
The total investments is presented net of compensation from the construction contractor to which the Company is entitled in accordance with Hadera’s construction agreement – see Note 25D to the consolidated financial statements.

4 As published in the Company’s Immediate Report dated March 11, 2020 (Reference No.: 2020‑01‑019948). That stated therein is presented herein by means of reference.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

Brief description of the Group, its business environment and its areas of activity (Cont.)

3.	(Cont.)

As at the date of this Report, the Company estimates that part of the costs stemming from the said delay, including lost profits, will be covered by Hadera’s insurance policy pursuant to the terms of the said policy. In addition, in accordance with the construction agreement, Hadera is entitled to agreed‑to compensation (limited to the ceiling stipulated in the construction agreement) from the construction contractor in respect of a delay in the delivery date. Given that stated, the Company estimates that the said delay is not expected to cause a significant deviation from the Company’s estimates regarding the total construction cost of the Hadera Power Plant, in the amount of about NIS 1 billion (including the acquisition cost of about NIS 60 million). As at the date of the Report, returns (reimbursements), as stated, from the Company’s insurance policies and/or from the construction contractor had not yet been received. There is no certainty that the Company will be able to receive returns (reimbursements) and/or compensation in respect the full amount of its direct and indirect damages5. For additional details – see Notes 25A and 25D to the consolidated financial statements.

4.
In March 2020, the Company paid the balance of the consideration in respect of acquisition of 95% of the shares of Zomet, in the amount of about U.S.$15.8 million and thus completed the transaction stated in Section 2.3.1 of Part A of the Periodic Report for 2019. As at the date of the Report, the Company holds 100% of the issued and paid‑up share capital of Zomet. As at March 31, 2020, the total investments in the Zomet project amounted to about NIS 410 million.

Due to the continued movement (traffic) restrictions in Israel and worldwide and the need for arrival of equipment from overseas, due to the Coronavirus crisis, the Company estimates that the construction period of the Zomet Power Plant could continue beyond the end of 2022, and as at the date of the Report, it is expected to be completed in the first quarter of 2023. Completion of the construction in accordance with the construction agreement covering the Zomet Power Plant was extended by about three months parallel to issuance of the work commencement order[6].

[5]
It is emphasized that that stated above, including regarding the Company’s estimates with respect to the updated expected commercial operation date of the Hadera Power Plant, coverage of the costs stemming from the delay, as stated above (including lost profits) and receipt of compensation for the delay damages, the total estimated construction cost of the Hadera Power Plant and/or with reference to the estimate that a deviation from this estimate is not expected, includes “forward‑looking” information, as defined in the Securities Law, which is based on the Company’s estimates as at the date of the Report, and regarding which there is no certainty it will be realized. That stated may not be realized or may be realized in a manner different than expected. As a practical matter, the commercial operation date of the Hadera Power Plant may be delayed even beyond June 2020 and the actual construction cost could be higher than this estimate – this being due to, among other things, additional delays in completion of the test‑runs and operation of the Power Plant and/or as a result of other technical breakdowns and failures, an increase in costs, non‑receipt of a permanent generation license and a supply license, non‑receipt of required regulatory permits or approvals, and/or due to occurrence of any of the risk factors involved with completion of the power plant project or the Company’s activities. In addition, if compensation is not received for all of the costs and/or damages (direct and/or indirect) in connection with the delay in completion of the construction and the commercial operation, this could have an adverse impact on the Company’s results and activities. For additional details regarding the risk factors involved with construction projects, including the Hadera project – see Section 19.3 of Part A (Description of the Company’s Business).

[6]
It is emphasized that that stated above regarding the construction date of the Zomet Power Plant constitutes “forward‑looking” information as defined in the Securities Law, regarding which there is no certainty it will be realized. As a practical matter, the completion date of the construction and the construction work could be delayed (and even significantly) or may encounter difficulties, and in this regarding there could be delays, disruptions or other breakdowns in construction of the Power Plant due to, among other things, continuation of the Coronavirus crisis, failures with respect to the construction work or equipment or as a result of occurrence of one or more of the risk factors to which the Company is exposed.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

Brief description of the Group, its business environment and its areas of activity (Cont.)

4.	(Cont.)

Further to that stated in Section 8.11.7 of Part A of the Periodic Report for 2019, in May 2020 approval of Israel Lands Authority was received for the Joint Company (Zomet Netiv Limited Partnership, which was set up by Zomet and Kibbutz Netiv HLH) will have ownership rights in the land located at the Plugot intersection, which is for purposes of construction of the Zomet Power Plant, and accordingly transfer of the rights to the Joint Company, as stated, was completed. For details regarding an administrative petition filed by Zomet against the Regional Council of Shafir in respect of the amount in dispute, as stated in Section 8.11.7 of Part A of the Periodic Report for 2019 – see Note 5N to the interim consolidated financial statements.

5.
In light of the restrictions on entry into the State of Israel, due to the Coronavirus crisis, the maintenance work at the Rotem Power Plant was postponed and it is planned to be performed in October 2020[7]. It is noted that in light of postponement of the maintenance work, as stated, Rotem shut down the Power Plant for several days in April 2020 in order to perform technical examinations and internally‑initiated tests. The shutdown for several days and the postponement of the date of the maintenance are not expected to have a significant impact on Rotem’s results[8].

6.
On January 1, 2020, the annual update of the electricity tariffs for 2020 of the Electricity Authority entered into effect, whereby the rate of the generation component was reduced by 8% from NIS 290.9 per MWh to NIS 267.8 per MWh. The said reduction in the generation component had a negative impact on the Company’s income in the first quarter of 2020 compared with the corresponding quarter last year, and it will also have a negative impact on the Company’s income for the entire 2020 year compared with 2019. For additional information regarding the generation component in prior years – see Note 25B to the Consolidated Financial Statements and, among other things, Sections 6 and 7 below. Regarding the factors impacting the generation component – see Section 7.7.1 of Part A of the Periodic Report for 2019.

7.	In March 2020, the Company took out a loan from Bank Mizrahi Tefahot Ltd., in the amount of NIS 50 million[9]. The loan bore interest at the annual rate of prime + 1.25% and was repaid in May 2020.

[7]
As a result of postponement of the maintenance date, Rotem slowed down reduction (amortization) of the maintenance component of the Rotem Power Plant commencing from March 2020. For details – see Note 1, to the interim financial statements.

[8]
It is emphasized that that stated above regarding the planned date for performance of the maintenance work at the Rotem Power Plant and the impact thereof on the generation activities of the Rotem Power Plant and the results thereof constitutes “forward‑looking” information as defined in the Securities Law, regarding which there is no certainty it will be realized. As a practical matter, the date of performance of the maintenance work could be delayed and the said delay could impact the generation activities of the Rotem Power Plant and the results thereof in a manner different than that forecasted due to, among other things, continuation of the Coronavirus crisis or as a result of occurrence of one or more of the risk factors to which the Company is exposed.

[9]
The transactionsaid undertaking was approved by the Company’s Audit Committee and Board of Directors as a transaction that is not unusual taking into account the fact that Mr. Eyal Ofer, a relative of Mr. Idan, Ofer, a beneficiary in trust that has holdings in Kenon (indirectly), the Company’s controlling shareholder Ofer (see Regulation 21A of the Periodic Report for 2019), is considered a controlling shareholder of Bank Mizrahi Tefahot Ltd.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

8.
On April 6, 2020, the Company repaid the short‑term credit, as stated in Section 10 of Part A of the Periodic Report for 2019 – this being by means of taking out a substitute, in the amount of about NIS 169 million (“the Substitute Loan”). The Substitute Loan, which bore interest at the annual rate of prime + 1.7%, was repaid on April 28, 2020.

9.
In April 2020, the Company issued a new series of debentures (Series B) of the Company, in the amount of NIS 400 million par value. For additional details – see Section 11 of the Report of the Board of Directors and Note 7B to the interim consolidated financial statements.

10.
Further to that stated in Section 2.3.3 to Part A of the Periodic Report for 2019, subsequent to the period of the Report the Company entered into am undertaking with a customer that is connected to the distribution network, in a binding agreement including construction and operation of a facility for generation of energy in the customer’s yard (premises), in the scope of about 10 megawatts, along with arrangements for sale of the energy to the customer. For additional details – see Note 7A to the interim consolidated financial statements.

11.
Further to that stated in Section 7.8.5 to Part A of the Periodic Report regarding the reform in Israel Electric Company and the tender for sale of the Ramat Hovav generation site, a power plant powered by natural gas, which was published by Israel Electric Company (“the Tender”), on May 20, 2020, the Company and Noy Power Plants, Limited Partnership (a partnership established by Noy Fund 3, Limited Partnership) (hereinafter – “the Noy Fund”) submitted a purchase offer in the Tender, through a joint Special Purpose Company (SPC), the share capital of which is held in equal shares (50%–50%) by the Company and the Noy Fund – OPC Noy Ramat Hovav Ltd. (“the Joint Company”). It is emphasized that the stage of submission of purchase bids as part of the Tender is involved, and there is no certainty that the said bid submitted by the Joint Company will be declared the winning bid in the Tender.

12.
In May 2020, the Company signed an agreement (through a designated company that is wholly owned by the Company (“the Subsidiary”)) with SMS IDE Ltd. (“IDE”), which on May 26, 2020 received notification that it won a tender of the State of Israel for construction, operation, maintenance and transfer of a seawater desalinization facility on the “Sorek B” site (“the Desalinization Facility”), whereby if IDE signs a BOT agreement with the State of Israel[10], the Subsidiary will construct, operate and maintain a power plant powered by natural gas using cogeneration technology with a generation capacity of up to 99 MW on the premises of the Desalinization Facility (“the Power Plant”), and will supply the energy required for the Desalinization Facility for a period of 25 years[11] (“the IPP Agreement”

The Power Plant is expected to be constructed under the “Regulation for Generators of Ultra‑High Voltage that are Established Without a Competitive Process”, which was published by the Electricity Authority in March 2019 (for details – see Sections 8.2.1.2 and 8.2.1.4 of Part A of the Company’s Periodic Report for 2019)[12] [13].

10 As at the publication date of the Report, the BOT agreement between IDE and the State of Israel had not yet been signed.
11 At the end of the said period, ownership of the Power Plant will be transferred to the State.
12 Decision No. 10 from Meeting 55, held on March 6, 2019 regarding “Regulation for Generators of Ultra-High Voltage that are Established Without a Competitive Process” and Decision No. 5 (1358) from Meeting 558 of the Electricity Authority held on May 13, 2019 regarding “Publication of Rules, Transactions and Criteria for New Consumers on the Transmission Grid’. For details regarding Decision 558 and the trade rules – see Sections 8.2.1.2 and 8.2.1.4 of Part A of the Company’s Periodic Report for 2019.
13 It is noted that that stated above regarding construction of the Power Plant, includes “forward‑looking” information within the meaning thereof in the Securities Law, 1968, regarding which there is no certainty it will be realized. As at the date of the Report, completion of construction of the Power Plant is dependent on, among other things, completion of planning and/or licensing processes. In addition, as a practical matter there could be delay and/or breakdowns due to, among other things, various factors, as stated above, including factors not under the Company’s control or as a result of occurrence of one or more of the risk factors to which the Company is exposed, including construction risk. For additional details regarding risk factors involved with construction projects – see Section 19.3 of Part A (Description of the Company’s Business).

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.          Financial Position as at March 31, 2020 (in thousands of NIS)

Category	3/31/2020	12/31/2019	Analysis

Current Assets

Cash and cash equivalents	279,404	384,748
Most of the decrease stems from investments in the Zomet project, in the amount of about NIS 263 million, deposits in restricted cash, in the amount of about NIS 65 million and debt payments, in the amount of about NIS 55 million.

This decrease was partly offset by taking out of short‑term loans, in the aggregate amount of about NIS 219 million, and an increase in the cash balances as a result of the Company’s current operating activities, in the amount of about NIS 82 million.

For further information – see the Company’s condensed consolidated statements of cash flows for the three‑month period ended March 31, 2020 in the financial statements.

Short-term deposits and restricted cash	79,307	115,765
Most of the decrease derives from release of a restricted deposit, in the amount of about NIS 37 million, which was deposited as collateral for a bank guarantee securing inflow of shareholders’ equity into Zomet. For additional details – see Note 5G to the interim financial statements.

Trade receivables and accrued income	101,602	134,794
Most of the decrease stems from a decrease in accrued income, in the amount of about NIS 32 million, mainly as a result of the impact of the seasonal factor on the sales and reduction of the generation component (as described in Note 5A to the interim financial statements).

Receivables and debit balances	116,420	69,975
Most of the increase stems from an increase in the balance of Value Added Tax (VAT) receivable, in the amount of about NIS 29 million, and an increase in the balance receivable from the Hadera construction contractor, in the amount of about NIS 18 million.

Short-term derivative financial instruments	616	188

Total current assets	577,349	705,470

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at March 31, 2020 (in thousands of NIS) (Cont.)

Category	3/31/2020	12/31/2019	Analysis

Non-Current Assets

Long-term deposits and restricted cash	325,013	266,803
Most of the increase stems from provision of additional collaterals in respect of interest SWAP contracts (as described in Notes 22D and 25D to the consolidated financial statements), in the amount of about NIS 34 million, and from deposit of a collateral, in the amount of about NIS 30 million, to secure a bank guarantee, as described in Note 5G to the interim financial statements.

This increase was partly offset by release of collateral, in the amount of about NIS 5 million, which was provided in respect of a bank guarantee in connection with Zomet’s conditional license (for additional details – see Note 5G to the interim financial statements).

Long-term prepaid expenses	308,504	104,317
Most of the increase stems from payment of an advance deposit in respect of land of Zomet (as described in Note 5N to the interim financial statements), in the amount of about NIS 187 million, and an increase in deferred expenses as part of Zomet’s financing agreement, in the amount of about NIS 15 million.

Deferred tax assets, net	5,263	5,240

Long-term derivative financial instruments	8,629	7,077
Most of the increase stems from the fair value of “call” options in Zomet, in the amount of about NIS 9 million.

This decrease was partly offset by a decrease deriving from change in the fair value of interest SWAP contracts, as described in Notes 22D and 25D to the consolidated financial statements.

Property, plant and equipment	2,420,618	2,344,920
Most of the increase stems from investments in the Zomet project, in the amount of about NIS 93 million (including payment in respect of acquisition of shares, as described in Note 5J to the interim financial statements). This increase was partly offset by depreciation expenses in respect of property, plant and equipment in Rotem and Hadera (the Energy Center), in the aggregate amount of about NIS 22 million.

Right-of use assets	56,009	56,832

Intangible assets	4,078	4,259

Total non-current assets	3,128,114	2,789,448

Total assets	3,705,463	3,494,918

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at March 31, 2020 (in thousands of NIS) (Cont.)

Category	3/31/2020	12/31/2019	Analysis

Current Liabilities

Short-term loans and current maturities	374,776	157,147
Most of the increase stems from taking out of short‑term loans, in the amount of about NIS 219 million, and update of the current maturities of loans in accordance with the repayment schedules, in the amount of about NIS 32 million.

The increase was partly offset by repayment of the senior debt of Rotem and Hadera, in the amount of about NIS 33 million.

Trade payables	120,365	123,812
Most of the decrease derives from a decline in the balance of suppliers in respect of purchases of fuel, in the amount of about NIS 10 million, and the balance to Israel Electric Company, in the amount of about NIS 6 million.

This decrease was partly offset by an increase in the balance of the construction suppliers in Zomet, in the amount of about NIS 11 million.

Payables and other credit balances	38,512	41,641
Most of the decrease derives from a decline in liabilities to employees in respect of salaries,  in the amount of about NIS 9 million, and a decline in the balance of payables in respect of a transaction for acquisition of shares of Zomet, in the amount of about NIS 5 million.

This decrease was partly offset by an increase in accrued expenses, in the amount of about NIS 5 million, and from a balance of interest payable, in the amount of about NIS 4 million.

Short-term derivative financial instruments	23,311	21,678

Current maturities of lease liabilities	2,411	2,400

Current taxes payable	9,725	–	The increase stems from liabilities for taxes on income in Rotem.

Total current liabilities	569,100	346,678

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at March 31, 2020 (in thousands of NIS) (Cont.)

Category	3/31/2020	12/31/2019	Analysis

Non-Current Liabilities

Long-term loans from banks and others	1,726,226	1,740,607
Most of the decrease stems from update of the current maturities of the loans, in the amount of about NIS 32 million, and a decline in the linkage differences in respect of the senior debt of Hadera and Rotem, in the amount of about NIS 8 million.

On the other hand, there was an increase in the loans deriving from a withdrawal by Zomet, in the amount of about NIS 25 million, as part of Zomet’s financing agreement.

Debentures	252,309	252,309

Long-term lease liabilities	15,680	15,960

Long-term derivative financial instruments	29,433	–	The increase stems from change in the fair value of interest SWAP contracts, as described in Notes 22D and 25N to the consolidated financial statements.

Other long-term liabilities	2,340	2,307

Employee benefits	177	177

Deferred taxes, net	287,510	281,105	Most of the increase stems from update of the deferred taxes as a result of income for the period in Rotem.

Total non-current liabilities	2,313,675	2,292,465

Total liabilities	2,882,775	2,639,143

3.	Results of operations for the three‑month period ended March 31, 2020 (in thousands of NIS)

The Group’s activities are subject to seasonal fluctuations as a result of changes in the official Time of Use of Electricity Tariff (hereinafter – “the TAOZ”), which is regulated and published by the Electricity Authority. The year is broken down into 3 seasons: “summer” (July and August), “winter” (December, January and February) and “transition” (March through June and September through November). In general, the electricity tariffs are higher in the summer and the winter than the tariffs in the transition periods.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the three‑month period ended March 31, 2020 (in thousands of NIS) (Cont.)

	For the
	Three Months Ended
Category	3/31/2020	3/31/2019	Analysis

Sales	312,551	353,699	For detail regarding the change in the sales – see Section 6, below.

Cost of sales (less depreciation and amortization)	205,129	223,550	For detail regarding the change in the cost of sales – see Section 7, below.

Depreciation and amortization	22,836	26,830
Most of the decrease stems from a change in the estimated useful life of various components in the Rotem Power Plant, commencing from the fourth quarter of 2019 (for details – see Note 2E to the Consolidated Financial Statements).

Gross profit	84,586	103,319

Administrative and general expenses	15,053	16,953	Most of the decrease derives from a decrease in legal expenses and professional services, mainly due to completion of the Tamar arbitration.

Other income, net	70	1,001

Operating income	69,603	87,367

Financing expenses, net	15,713	18,863
Most of the decrease stems from changes in the fair value of “call” options, in the amount of about NIS 5 million, and the impact of changes in the exchange rate of the dollar/shekel, in the amount of about NIS 3 million.

On the other hand, there was an increase in expenses relating to CPI linkage differences in respect of the senior debt of Rotem, in the amount of about NIS 5 million (mainly in light of the hedging results with reference to linkage).

Income before taxes on income	53,890	68,504

Taxes on income	15,927	17,595	The decrease derives from lower income in the first quarter of 2020 compared with the corresponding quarter last year.

Income for the period	37,963	50,909

Attributable to:

The Company’s
shareholders	27,761	39,611

Holders of
non-controlling
interests	10,202	11,298

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

4.	EBITDA

The Company defines EBITDA as earnings (losses) before depreciation and amortization, net financing expenses or income and taxes on income. EBITDA is not recognized under IFRS or under any other generally accepted accounting standards as an indicator for the measurement of financial performance and should not be considered a substitute for profit or loss, cash flows from operating activities or other terms of operational performance or liquidity prescribed under IFRS.

EBITDA is not intended to represent monies that are available for distribution of dividends or other uses, since such monies may be used for servicing debt, capital expenditures, working capital and other liabilities. EBITDA is characterized by limitations that impair its use as an indicator of the Company’s profitability, since it does not take into account certain costs and expenses deriving from the Company’s business, which could materially affect its net income, such as financing expenses, taxes on income and depreciation.

The Company believes that the EBITDA data provides transparent information that is useful to investors in examining the Company’s operating performances and in comparing them against the operating performance of other companies in the same sector or in other sectors with different capital structures, debt levels and/or income tax rates. This data item is also used by Company management when examining the Company’s performance.

Set forth below is a calculation of the EBITDA data item for the periods presented. Other companies may calculate the EBITDA differently. Therefore, the EBITDA presentation herein may differ from those of other companies.

Calculation of the EBITDA (in thousands of NIS):

	For the Three Months Ended
	March 31
	2020	2019

Sales	312,551	353,699
Cost of sales (less depreciation and amortization)	(205,129)	(223,550)
Administrative and general expenses (less depreciation and
amortization)	(14,384)	(16,339)
Other income	70	1,001
EBITDA	93,108	114,811

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

5.	Energy

Set forth below are details of the sales, generation and purchases of electricity of the Rotem power plant and the Hadera energy center (in millions of KW hours):

	For the
	Three Months Ended
	March 31
	2020	2019

Sales to private customers	900	969
Sales to the System Administrator	97	43
Total sales	997	1,012

	For the
	Three Months Ended
	March 31
	2020	2019

Generation of electricity	987	984
Purchase of electricity from the System Administrator	10	28
Total sales	997	1,012

	For the Three Months Ended March 31
	2020		2019
	Electricity	Net	Electricity	Net
	availability	generation	availability	generation
	(%)	(KW hours)	(%)	(KW hours)

Rotem	100.0%	966	100.0%	961
Hadera	88.4%	22	92.8%	23

	For the
	Three Months Ended
	March 31
	2020	2019
	Thousands of Tons

Generation of steam	210	200

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Revenues

Set forth below is detail of the Company’s revenues (in NIS thousands):

	For the
	Three Months Ended
	March 31
	2020	2019

Revenues from sale of energy generated to private customers (1)	224,519	259,068
Revenues from sale of energy purchased for private customers (2)	1,133	6,339
Revenues from private customers in respect of infrastructures
services (3)	59,872	67,379
Revenues from sale of energy to the System Administrator (4)	10,896	5,072
Revenues from sale of steam (5)	16,131	15,841
Total revenues	312,551	353,699

The Company’s net revenues from the sale of electricity to its private customers stem from electricity sold at the generation component tariffs, as published by the Electricity Authority, with a certain discount. The weighted‑average generation component tariff for 2020, as published by the Electricity Authority, is NIS 0.2678 per KW hour. This weighted‑average is attributed to the mix of consumption in the market, which differs from that of the customers of Rotem and Hadera. In 2019, the weighted‑average of the generation component tariff was NIS 0.2909 per KW hour. In addition, the Company’s revenues from sale of steam are linked partly to the price of gas and partly to the Consumer Price Index.

For the three‑month periods ended March 31, 2020 and 2019:

(1)
Most of the decrease stems from a decrease in the generation component tariff, in the amount of about NIS 20 million, and a decrease in the total consumption of the customers, in the amount of about NIS 14 million, due to a change in the consumption profile of customers in the desalinization area, as well as a result of unplanned maintenance of a customer in the desalinization area during January and February of 2020. It is noted that the impact of the Coronavirus (COVID‑19) reduced the Company’s revenues, in the amount of about NIS 1 million – this being in light of a decline in customer consumption.

(2)	Most of the decrease in the revenues from sale of energy purchased stems from a decline in the total consumption of the customers.

(3)	The decrease derives from a decline in the infrastructure tariffs in 2020, in the amount of about NIS 3 million, and a decline of about NIS 4 million as a result of a lower quantity of energy sold.

(4)	Most of the increase, in the amount of about NIS 6 million, stems from an increase in the total amount of energy sold to the System Administrator.

(5)	Most of the increase stems from an increase in the quantities of steam consumed.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Cost of sales (less depreciation and amortization)

Set forth below is detail of the Company’s cost of sales (less depreciation and amortization) broken down into the following components (in NIS thousands):

	For the
	Three Months Ended
	March 31
	2020	2019

Gas and diesel oil (1)	122,685	126,839
Expenses to IEC for infrastructure services and purchase of
electricity (2)	61,005	73,718
Gas transmission costs	8,037	8,046
Operating expenses (3)	13,402	14,947
Total cost of sales (less depreciation and amortization)	205,129	223,550

	For the
	Three Months Ended
	March 31
	2020	2019

Gas consumption (MMBTU)	7,224,872	7,136,595
Average gas price (in dollars)	4.71	4.77

For the three‑month periods ended March 31, 2020 and 2019:

(1)	Most of the decrease derives from a decline in the gas price, mainly as a result of a decrease of and the generation component and a decline in the dollar exchange rate.

(2)
Most of the decrease derives from a decline in purchases of electricity from Israel Electric Company for private customers, in the amount of about NIS 5 million, and a decrease in the expenses for infrastructure services, in the amount of about NIS 7 million, due to a decrease in the infrastructure tariffs in 2020, and a drop in the amount of the consumption by the customers.

(3)	Most of the decrease stems from a decrease in the costs of salaries.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Liquidity and sources of financing (in NIS thousands)

	For the
	Three Months Ended
Category	3/31/2020	3/31/2019	Analysis

Cash flows provided by operating activities	82,277	190,636
Most of the decrease stems from a decrease in the working capital, in the amount of about NIS 87 million (mainly as a result of VAT payments in respect of a land lease agreement, in the amount of about NIS 32 million, and lower gas payments in 2019 stemming from timing differences) and a decrease in current operating activities (mainly in light of lower income) in the amount of about NIS 25 million.

Cash flows used in investing activities	(309,535)	(44,699)
Most of the increase derives from higher investments in the Zomet project, in the amount of about NIS 259 million, and a deposit in restricted cash, in the amount of about NIS 42 million (mainly relating to provision of additional collaterals for index transactions and with respect to provision of a guarantee to Israel Lands Authority as a result of a land lease agreement in Zomet).

This increase was offset by withdrawals from short‑term restricted cash, in the amount of about NIS 37 million.

Cash flows provided by (used in) financing activities	122,466	(27,020)
Most of the increase stems from taking out of short‑term loans, in the amount of about NIS 219 million, and a withdrawal in the framework of the financing agreement for the Zomet project, in the amount of about NIS 25 million.

This increase was partly offset by payment in respect of acquisition of non‑controlling interests in Zomet, in the amount of about NIS 26 million dividend payments to the holders of non‑controlling interests, in the amount of about NIS 22 million, and payment of deferred expenses in the framework of Zomet’s financing agreement, in the amount of about NIS 13 million. In addition, payment of the senior debt of Rotem was about NIS 13 million higher, the first payment was made with respect to the senior debt of Hadera, in the amount of about NIS 9 million, and the debt of Zomet was paid, in the amount of about NIS 8 million.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Liquidity and sources of financing (in NIS thousands) (Cont.)

The following table details the debt, cash and cash equivalents, deposits and restricted cash, as at March 31, 2020 (in thousands of NIS):

	Rotem	Hadera	Solo	Zomet	Others	Consolidated

Debt (including accrued
interest)	1,166,482	660,075	506,509	24,672	1,313	2,359,051

Cash and cash equivalents	98,084	3,496	153,973	20,366	3,485	279,404

Debt service reserves (out
of the restricted cash)*	136,608	–	66,707	–	–	203,315

–	Rotem repaid the amount of about NIS 24 million (relating to principal only) of its loans.

–	Hadera repaid the amount of about NIS 9 million (relating to principal only) of its loans.

–
Zomet withdrew the amount of about NIS 25 million from the long‑term credit framework, in accordance with its financing agreement. For additional details – see Note 5K to the interim consolidated financial statements.

–	The Company took out short‑term loans, in the aggregate amount of about NIS 219 million. For additional details – see Note 5E and 5F to the interim consolidated financial statements.

The following table details the debt, cash and cash equivalents, deposits and restricted cash, as at December 31, 2019 (in thousands of NIS):

	Rotem	Hadera	Solo	Zomet	Others	Consolidated

Debt (including accrued
interest)	1,196,650	670,797	282,864	–	1,282	2,151,593

Cash and cash equivalents	112,927	9,033	256,417	731	5,640	384,748

Debt service reserves (out
of the restricted cash)*	138,224	–	66,670	–	–	204,894

The following table details the debt, cash and cash equivalents, deposits and restricted cash, as at March 31, 2019 (in thousands of NIS):

	Rotem	Hadera	Solo	Zomet	Others	Consolidated

Debt (including accrued
interest)	1,246,838	649,564	297,300	–	1,193	2,194,895

Cash and cash equivalents
and short-term deposits	235,144	34,995	273,545	2,825	2,418	548,927

Debt service reserves (out
of the restricted cash)*	106,810	–	46,489	–	–	153,299

*	Including funds used for guaranteeing the debt.

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Liquidity and sources of financing (in NIS thousands) (Cont.)

As at the date of the Report, the Company and the subsidiaries were in compliance with all the financial covenants stipulated in their financing agreements and trust certificates. Set forth below is detail of financial covenants for violations14:

As at 3/31/2020

Covenants applicable to the Company by the trust certificate for the Company’s debentures (Series A)
The historical debt coverage ratio, as defined in the trust certificate, may not drop below 1:1.20	1:20.6
The Company’s shareholders’ equity, as defined in the trust certificate, may not drop below NIS 80 million	NIS 765 million
The Company’s shareholders’ equity to the total assets, as defined in the trust certificate, may not drop below 12.5%	58%

Covenants applicable to the Company by the trust certificate for the Company’s debentures (Series B)
The ratio of the net consolidated financial debt less the financial debt designated for construction of projects that have not yet started to produce EBITDA and the adjusted EBITDA may not exceed 13	3.45
Minimum shareholders’ equity of NIS 250 million	NIS 765 million
A ratio of shareholders’ equity to total assets at a rate of not less than 17%	58%

Covenants applicable to the Company in connection with the agreement for investment of equity in Hadera
The Company’s shareholders’ equity, up to the end of the warranty period of the construction contractor may not drop below NIS 250 million	NIS 765 million
The ratio of the Company’s shareholders’ equity to total assets may not drop below 20%	58%
Up to the commercial operation date of Hadera, the balance of cash may not drop below NIS 90 million	NIS 154 million

Covenants applicable to Rotem
ADSCR (in the preceding 12 months) of 1.05–1.1 depending on supply of electricity to Israel Electric Company	2.49
ADSCR (in the upcoming 12 months) of 1.05–1.1 depending on supply of electricity to Israel Electric Company	1.58
LLCR of 1.05–1.1 depending on supply of electricity to Israel Electric Company	1.84

Covenants applicable to Hadera
Minimum expected DSCR of 1.10	1.3
Average expected DSCR of 1.10	1.97
LLCR of 1.10	2.02

Covenants applicable to Zomet
Minimum expected ADSCR of 1.05	1.3
Average expected ADSCR of 1.05	1.5
LLCR of 1.05	1.51

14 The ADSCR data (in the preceding 12 months), ADSCR data (in the upcoming 12 months), minimum expected DSCR, average expected DSCR, minimum expected ADSCR, average expected ADSCR and LLCR, are based on data that constitute “forward‑looking” information, as defined in the Securities Law, which are based on the Company’s estimates, and which are conditioned and contingent on various factors, among others, the generation component and the actual revenues and expenses. Accordingly, the said information may not be realized or may be realized in a manner different than expected.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

9.	Significant Events in the Period of the Report and Thereafter

For details – see Section 1 above and Notes 5 and 6 to the interim consolidated financial statements.

10.	Outstanding Liabilities by Maturity Dates

For details regarding the Company’s outstanding liabilities – see the Immediate Report regarding outstanding liabilities by maturity dates that is published by the Company concurrent with publication of this report.

11.	Debentures (Series B)

Set forth below are details regarding the Company’s debentures (Series B), which were issued in April 2020:

Name of the series	Series B
Issuance date	April 26, 2020
Total nominal value on the date of issuance	NIS 400,000,000 par value
Nominal value on the date of the report	NIS 400,000,000 par value
Nominal value after revaluation based on the linkage terms	NIS 400,000,000 par value
Amount of the interest accrued as included in the financial statements as at March 31, 2020	–
The fair value as included in the financial statements as at March 31, 2020	–
Stock market value on March 31, 2020	–
Type of interest and interest rate	Fixed annual interest at the rate of 2.75%.
Principal payment dates	16 unequal semi-annual payments, to be paid on March 31 and September 30 of each of the years from 2021 to 2028 (inclusive).
Interest payment dates
The interest on the outstanding balance as it will be from time to time on the principal of the debentures (Series B) is payable commencing from September 2020 twice a year (except for 2020) on September 30, 2020, and on March 31 and September 30 of each of the years from 2021 to 2028 (inclusive).
The interest payments are to be made for the period of six months that ended on the last day prior to the relevant interest payment date, except for the first interest payment that is to be made on September 30, 2020, and is to be paid for the period that commenced on the first trading day after the tender date of the debentures (Series B) and that ends on the last day prior to the said payment date, and is to be calculated based on the number of days in the said period and on the basis of 365 days per year.

Linkage basis and terms
The principal of the debentures (Series B) and the interest thereon are linked to the increase in the Consumer Price Index (CPI) against the CPI for March 2020 that was published on April 15, 2020. The linkage terms will not be changed during the period of the debentures.

Are they convertible into another security	No.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

11.	Debentures (Series B) (Cont.)

Right of the Company to make early repayment	The Company has the right to make early repayment pursuant to the conditions in the trust certificate.
Was a guarantee provided for payment of the Company’s liabilities based on the debentures	No.
Name of trustee	Reznik Paz Nevo Trustees Ltd.
Name of the party responsible for the series of liability certificates with the trustee	Michal Avatlon and/or Hagar Shaul
Contact information	Address: 14 Yad Harutzim St., Tel‑Aviv
Telephone: 03–6389200 Fax: 03–6389222 E–mail: Michal@rpn.co.il
Rating of the debentures since the issuance date
Rating of ilA– by Standard & Poor’s Maalot from February 2020.
Rating of A3.il by Midroog Ltd. from April 2020.
See the Company’s Immediate Reports dated February 28, 2020 (Reference No.: 2020‑01‑017383) and April 20, 2020 (Reference No.: 2020‑01‑035221), which are presented herein by means of reference.

Pledged assets
None.
There is a future commitment that during the period commencing from the date on which the Company’s debentures (Series A) are fully repaid and so long as the debentures (Series B) are still outstanding, the Company will not create a general floating lien on its assets and rights, existing and future, in favor of any third party without the conditions stipulated in the trust certificate being fulfilled.

Is the series material	Yes.

The Company is in compliance with all the conditions of the Company’s debentures (Series A) and (Series B) and the trust certificates. The Company was not required to take any action in accordance with the request of the trustees for the said debentures.

12.	Corporate Governance

Contributions

As part of the Company’s policies with respect to contributions, in the period of the Report, a contribution, in amount of NIS 170 thousand, was approved to The Society for Assistance to the Elderly and Needy Persons in the Persons in the Period of the Coronavirus.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

13.	Update of the Periodic Report for 2019 regarding the Company’s Business[15]

Presented below are significant updates and/or changes with respect to the Company’s business, which occurred since the signing date of the Company’s Periodic Report for 2019, on February 26, 2020 and up to publication of this Report.

13.1	Section 2.3.1 (signing of agreements for acquisition of shares of Zomet and the concentration format) to Part A to the Periodic Report

Further to that stated in Section 2.3.1 to Part A to the Periodic Report regarding the Company’s undertaking in a set of agreements for acquisition of shares of Zomet. For details regarding payment of the balance of the consideration in respect of the transaction for acquisition of 95% of the issued and paid‑up share capital of Zomet – see Section 4 to the introduction to the Report of the Board of Directors.

13.2	Section 2.3.3 (agreements for construction of decentralized facilities for generation of energy) to Part A to the Periodic Report

For details regarding binding agreements signed with customers in the distribution network and the transmission network and operation of an energy generation facility on the customer’s premises (yard) and arrangements for sale of energy to customers, further to that stated in Section 2.3.3 to Part A to the Periodic Report – see Section 10 to the introduction to the Report of the Board of Directors.

13.3	Section 2.3 (nature and results of every significant structural change, merger or acquisition; acquisition, sale or transfer of assets in a significant scope not in the ordinary course of business)

For details regarding the Company’s undertaking with IDE, which received notification that it won in a tender of the State of Israel for construction, operation, maintenance and transfer of a seawater Desalinization Facility on the “Sorek B” site, in an agreement for construction, operation and maintenance of a power plant powered by natural gas on the premises of the Desalinization Facility – see Section 12 to the introduction to the Report of the Board of Directors.

13.4	Section 7.8.5 to Part A to the Periodic Report

For details regarding a bid submitted by the Company and the Noy Fund in the tender for sale of the Ramat Hovav power plant, which was published by Israel Electric Company, further to that stated in Section 7.8.5 to Part A to the Periodic Report – see the Company’s Immediate Report dated May 20, 2020 (Reference No.: 2020‑01‑044872), and Section 11 to the Report of the Board of Directors.

13.5	Section 8.2.4 (the Energy Center and Hadera Power Plant) to Part A to the Periodic Report

Regarding the decision of the Electricity Authority to extend the commercial operation date stated in Hadera’s conditional license further to the request submitted to the Electricity Authority and approval of the lenders in the Hadera Financing Agreement to extend the last date for commercial operation stipulated in the Hadera Financing Agreement further to Hadera’s request to the lenders, as stated in in Section 8.2.4 to Part A to the Periodic Report – see Section 3 to the introduction to the Report of the Board of Directors.

13.6	Section 10 (generation capacity, availability and reliability) to Part A to the Periodic Report

For details regarding postponement of the maintenance work planned for April 2020 at Rotem Power Plant due to restrictions imposed due to spread of the Coronavirus – see the Company’s Immediate Report dated March 11, 2020 (Reference No.: 2020‑01‑019948) and Section 5 to the introduction to the Report of the Board of Directors.

15 Update of the Company’s Business including in this Report of the Board of Directors was prepared in accordance with Regulation 39A of the Reporting Regulations, and includes significant changes or new items that occurred in the Company’s business from the publication date of the Periodic Report for 2019 and up to the publication date of this Report. It is noted that in some of the case an additional description was provided in order to present a more comprehensive picture of the matter addressed. Reference to Immediate Reports as part of this Report includes the information included in the said Immediate Reports by means of reference.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

13.	Update of the Periodic Report for 2019 regarding the Company’s Business (Cont.)

13.7	Sections 8.11.7 (processes and agreement in connection with Zomet land) and 8.15 (legal proceedings) to Part A to the Periodic Report

A.	For details regarding a bank guarantee provided by the Company in April 2020 relating to the land on which the Zomet Power Plant is to be constructed – see Note 5N to the interim financial statements.

B.
For details regarding an administrative petition filed by Zomet against the Shafir Regional Council in respect of an amount in dispute, as stated in Section 8.11.7 to Part A to the Periodic Report – see Note 5N to the interim financial statements.

13.8	Sections 8.13.1 (agreement for sale of natural gas to Rotem from Tamar) and 8.13.6 (Energean transaction for acquisition and supply of natural gas) to Part A to the Periodic Report

For details regarding fulfillment of the preconditions determined in the revisions to Rotem’s agreements for supply of natural gas with the Tamar Group and with Energean as stated in Sections 8.13.1 and 8.13.6 to the Periodic Report – see the Company’s Immediate Report dated March 11, 2020 (Reference No.: 2020‑01‑019945).

13.9	Section 8.13.3 (agreement for sale of natural gas to Hadera from Tamar) to Part A to the Periodic Report

For details regarding fulfillment of the preconditions determined in the revision to Hadera’s agreement for supply of natural gas with the Tamar Group as stated in Sections 8.13.3 to the Periodic Report – see the Company’s Immediate Report dated March 26, 2020 (Reference No.: 2020‑01‑026854).

13.10	Section 8.14.1.1 (agreement for construction of Hadera Power Plant) to Part A to the Periodic Report

For details regarding a notice received by the Company from the Hadera construction contract in connection with possible impacts of spread of the Coronavirus on completion of the work in the Hadera Power Plant, as stated in Section 8.14.1.1 to Part A to the Periodic Report – see the Company’s Immediate Report dated March 11, 2020 (Reference No.: 2020‑01‑019948).

13.11	Section 8.14.1.2 (agreement for construction of Zomet Power Plant) to Part A to the Periodic Report

For details regarding the impact of spread of the Coronavirus on the construction period of the Zomet Power Plant and amendment of the Zomet construction agreement, including issuance of a Work Commencement Order to Zomet’s construction contractor  – see Section 4 to the introduction to the Report of the Board of Directors.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

13.	Update of the Periodic Report for 2019 regarding the Company’s Business (Cont.)

13.12	Section 10 (financing) to Part A to the Periodic Report

 For details regarding a loan taken out by the Company in place of short‑term credit, as stated in Section 10 to Part A to the Periodic Report – see Notes 5E and 5F to the interim financial statements.

13.13
Sections 10.2 (loan agreements signed by the Company, Rotem, Hadera and Zomet with third parties), 10.3 (financial covenants the Company, Rotem, Hadera and Zomet have committed to comply with) and 10.4 (restrictions on distribution) to Part A to the Periodic Report

A.
On April 22, 2020, the Company published a shelf offer report for issuance of the Company’s debentures (Series B). For details regarding offer of the debentures (Series B) and their terms, financial covenants the Company has committed to comply with, restrictions on distribution and grounds for calling for immediate repayment – see the Company’s shelf offer report, dated April 22, 2020, including the trust certificate attached thereto as Appendix A (Reference No.: 2020‑01‑036220).

B.	For details regarding the results of the issuance to the public of the Company’s debentures (Series B) – see the Company’s Immediate Report dated April 23, 2020 (Reference No.: 2020‑01‑036694).

13.14	Section 10.6.1 (guarantees provided by the Company) to Part A to the Periodic Report

For details regarding changes in the amount of the bank guarantee and cash deposit of the Company to secure investment of shareholders’ equity in Zomet – see Note 5G to the interim financial statements.

13.15	Section 10.8 (credit rating) to Part A to the Periodic Report

For details regarding granting of a rating of ilA– with a stable rating outlook from Maalot and A3.il with a stable rating outlook from Midroog for issuance of debentures in an amount of up to NIS 400 million – see the Company’s Immediate Reports dated February 28, 2020 (Reference No.: 2020‑01‑017383 and 2020‑01‑017380) and the Amending Report dated April 20, 2020 (Reference No.: 2020‑01‑035221).

13.16	Regulation 20 (trading on the Stock Exchange – securities listed for trading – date and reasons for a discontinuance of trading) to Part D to the Periodic Report

Commencing from April 27, 2020 and the start of trading of the Company’s debentures (Series B). For additional details – see the Company’s Immediate Report dated April 26, 2020 (Reference No.: 2020‑01‑036967).

13.17	Regulation 24A (holdings of interested parties and senior officers) to Part D to the Periodic Report

For details regarding holdings of interested parties and senior officers in the Company as at March 31, 2020 – see the Company’s Immediate Report dated April 5, 2020 (Reference No.: 2020‑01‑036117). For details regarding changes in the holdings of interested parties and senior officers subsequent to the date of the said position of the holdings – see the Company’s Immediate Report dated May 4, 2020 (Reference No.: 2020‑01‑039586).

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

13.	Update of the Periodic Report for 2019 regarding the Company’s Business (Cont.)

13.18	Regulation 24A (authorized, issued and paid‑up capital and convertible securities) to Part D to the Periodic Report

For details regarding changes in the position of the Company’s capital and convertible securities subsequent to the date of the Periodic Report – see the Company’s Immediate Report dated April 26, 2020 (Reference No.: 2020‑01‑036967).

Avisar Paz	Giora Almogy
Chairman of the Board of Directors	CEO

Date: May 26, 2020